UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934*
(Amendment No. 5)

PDL BioPharma, Inc.

(Name of Issuer)

Common Stock

 (Title of Class of Securities)

69329Y104

 (CUSIP Number)

Michael Colvin
Highland Capital Management, L.P.
Two Galleria Tower
13455 Noel Road, Suite 800
Dallas, Texas 75240
(972) 628-4100

 (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

August 11, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), (f) or (g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP
No.	69329Y104	Page	2	of	9

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Highland Capital Management, L.P. 75-2716725

2	CHECK BOX THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF/OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		3,918,859

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		28,762

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,918,859

WITH	10	SHARED DISPOSITIVE POWER

		28,762

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,947,621

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.3%

14	TYPE OF REPORTING PERSON

	PN, IA

CUSIP
No.	69329Y104	Page	3	of	9

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Strand Advisors, Inc. 95-4440863

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF/OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		3,918,859

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		28,762

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,918,859

WITH	10	SHARED DISPOSITIVE POWER

		28,762

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,947,621

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.3%

14	TYPE OF REPORTING PERSON

	CO, HC

CUSIP
No.	69329Y104	Page	4	of	9

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James D. Dondero

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF/OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		3,918,859

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		28,762

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,918,859

WITH	10	SHARED DISPOSITIVE POWER

		28,762

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,947,621

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.3%

14	TYPE OF REPORTING PERSON

	IN, HC

CUSIP
No.	69329Y104	Page	5	of	9

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Highland Funds I, on behalf of its Highland Equity Opportunities Fund series (1) 20-4570552

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

0
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00%

14	TYPE OF REPORTING PERSON

OO

(1)
The Reporting Persons may be deemed to be the beneficial owners of the shares of the Issuer’s Common Stock beneficially owned by the other Reporting Persons. However, with respect to the matters described herein, no other Reporting Person may bind, obligate or take any action, directly or indirectly, on behalf of Highland Equity Opportunities Fund. The Reporting Person expressly disclaims membership in a group with respect to the Issuer or securities of the Issuer for the purpose of Section 13(d) or 13(g) of the Act.

CUSIP
No.	69329Y104	Page	6	of	9

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Highland Multi-Strategy Onshore Master SubFund, L.L.C.
20-5237152

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

7	SOLE VOTING POWER

NUMBER OF SHARES	0

8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	28,762

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON	0

WITH	10	SHARED DISPOSITIVE POWER

28,762

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,762

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.02%

14	TYPE OF REPORTING PERSON

OO

CUSIP
No.	69329Y104	Page	7	of	9

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Highland Multi-Strategy Master Fund, L.P. 20-5237085

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF/OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Bermuda

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		28,762

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		28,762

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	28,762

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.02%

14	TYPE OF REPORTING PERSON

	PN/HC

This Amendment No. 5 to Schedule 13D is jointly filed by and on behalf of each reporting person to amend and/or supplement the Schedule 13D relating to shares of Common Stock of the Issuer filed by such reporting person with the Securities and Exchange Commission on October 29, 2007, and amended on December 12, 2007, December 18, 2007, July 28, 2008, and August 8, 2008 (as amended, the “ Schedule 13D ”). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 is amended and restated in its entirety as follows:

The Reporting Persons have acquired an aggregate of 3,947,621 shares of Common Stock (the “ Shares ”), which are reported herein, in open market transactions for an aggregate purchase price of approximately $80,883,901 with a combination of funds from accounts managed by Highland Capital.

Item 5. Interest in Securities of the Issuer.

Sections (d) Item 5 remain unchanged.

Section (a) of Item 5 is amended and restated in its entirety as follows:

(a) The aggregate number and percentage of shares of Common Stock beneficially owned by each Reporting Person:

See the disclosure provided in response to Items 11 and 13 on the attached cover page(s). (1)

Section (b) of Item 5 is amended and restated in its entirety as follows:

(b) The number of shares as to which there is sole or shared power to vote or to direct the vote, or power to dispose or to direct disposition by each Reporting Person.

See the disclosure provided in response to Items 7, 8, 9 and 10 on the attached cover page(s).

Section (c) of Item 5 is amended and restated in its entirety as follows:

(c) The following table describes transactions in the Common Stock that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the persons named in response to paragraph (a) of this Item 5.

		Number of	Number of
Transaction		Shares	Shares	Price Per	Description of
Date	Reporting Person	Acquired	Disposed	Share ($)	Transaction
08/08/2008	Highland Capital		250,000	$11.5360	Open Market
08/11/2008	Highland Capital		500,000	$11.5834	Open Market
08/22/2008	Highland Capital		172,416	$12.4978	Open Market
08/25/2008	Highland Capital		150,000	$12.2870	Open Market
08/26/2008	Highland Capital		25,000	$12.2443	Open Market
08/27/2008	Highland Capital		51,384	$12.4000	Open Market
08/28/2008	Highland Capital		444,873	$12.3811	Open Market
08/29/2008	Highland Capital		523,500	$12.0989	Open Market
09/03/2008	Highland Capital		270,000	$12.1270	Open Market
09/16/2008	Highland Capital		6,393	$10.2574	Open Market

(1)	The percentage calculation is based on 119,421,847 shares of Common Stock outstanding, reported on the Form 10-Q filed with the SEC by the Issuer on August 11, 2008.

Section (e) of Item 5 is amended and restated in its entirety as follows:

(e) On August 11, 2008, Highland Capital Management, L.P., Strand Advisors, Inc., and James D. Dondero ceased to be the beneficial owners of more than five percent of Common Stock shares of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 19, 2008

Highland Multi-Strategy Onshore Master SubFund, L.L.C.

By:    Highland Multi-Strategy Master Fund, L.P., its managing member

By:    Highland Multi-Strategy Fund GP, L.P., its general partner

By:    Highland Multi-Strategy Fund GP, L.L.C., its general partner

By:    Highland Capital Management, L.P., its sole member

By:    Strand Advisors, Inc., its general partner

By:	/s/ James D. Dondero
James D. Dondero, President

Highland Multi-Strategy Master Fund, L.P.

By:    Highland Multi-Strategy Fund GP, L.P., its general partner

By:    Highland Multi-Strategy Fund GP, L.L.C., its general partner

By:    Highland Capital Management, L.P., its sole member

By:    Strand Advisors, Inc., its general partner

By:	/s/ James D. Dondero
James D. Dondero, President

Highland Funds I, on behalf of its Highland Equity Opportunities Fund series

By:	/s/ James D. Dondero
James D. Dondero, President

Highland Capital Management, L.P.

By:    Strand Advisors, Inc., its general partner

By:	/s/ James D. Dondero
James D. Dondero, President

Strand Advisors, Inc.

By:	/s/ James D. Dondero
James D. Dondero, President

James D. Dondero

By:	/s/ James D. Dondero